

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Tse Meng Ng
Chief Executive Officer
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164

> **Re: RF Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 27, 2023**
> **File No. 001-41332**

Dear Tse Meng Ng:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Michael J. Blankenship